May 31, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Pioneer Energy Services Corp. (the “Company”)
Registration Statement on Form S-3 (File No. 333-225094)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for its Registration Statement on Form S-3 (File No. 333-225094) be accelerated so that it will be declared effective at 2:00 p.m. Eastern Time, on June 4, 2018, or as soon thereafter as is practicable.
If you have any questions or desire additional information, please contact me at (855) 884-0575.
Respectfully,
Pioneer Energy Services Corp.

By: /s/ Bryce Seki
Name: Bryce Seki
Title: Vice President, General Counsel, Secretary and Compliance Officer